June 22, 2010

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, DC 20549

Re:          NovaDel Pharma Inc.
Registration Statement on Form S-1
Filed June 9, 2010
File No.: 333-167425 (the “Registration Statement”)

Dear Mr. Riedler:

On behalf of NovaDel Pharma Inc. (the “Company”), we are pleased to provide the following responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 16, 2010 (the “Comment Letter”) relating to the above-referenced Registration Statement.

For your convenience, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.  In addition, the Company has filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, and a marked copy of Amendment No. 1 is included herewith for your reference.

Signatures

1.
We note the filing does not include the signature of your controller or principal accounting officer.  Please include this signature in an amended Form S-1.  If Steven Ratoff, Chairman, President, Chief Executive Officer and Interim Chief Financial Officer, also serves as the controller or principal accounting officer, his signature should be captioned as such in your amended filing.  See Instructions 1 and 2 to the Signatures section of Form S-1.

Response: In accordance with the Staff’s comment, the Company has filed Amendment No. 1 to include the signature page of the Company’s principal accounting officer.  Please note that on June 16, 2010, Craig Johnson became the new Chief Financial Officer of the Company.  Accordingly, Mr. Ratoff has signed Amendment No. 1 as principal executive officer, and Mr. Johnson has signed Amendment No. 1 as principal financial and accounting officer.

In addition, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the above responses will be acceptable to the Staff.  Please do not hesitate to contact me at (609) 919-6633 should you have any questions regarding the foregoing.  Thank you for your time and attention.

Very truly yours

By:	/s/ Emilio Ragosa
Name:	Emilio Ragosa

cc:               Steven B. Ratoff
Craig Johnson